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                                 UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                              (Amendment No. 1) *


                                 STB SYSTEMS, INC.
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                                (Name of Issuer)

                      Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                  784741 10 0
                                 --------------
                                 (CUSIP Number)


     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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CUSIP No.  784741 10 0
         ---------------

1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS.
     OF ABOVE PERSONS
                              William E. Ogle
                              ###-##-####
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2)   CHECK THE APPROPRIATE BOX               (a)  [ ]
     IF A MEMBER OF A GROUP                  (b)  [X]
     (SEE INSTRUCTIONS)
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3)   SEC USE ONLY
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4)   CITIZENSHIP OR PLACE OF
     ORGANIZATION                            United States
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               (5)  SOLE VOTING POWER        863,434 (See Item 4)
NUMBER OF           ------------------------------------------------------
SHARES         (6)  SHARED VOTING
BENEFICIALLY        POWER                    4,500 (See Item 4)
OWNED               ------------------------------------------------------
BY EACH        (7)  SOLE DISPOSITIVE
REPORTING           POWER                    865,769 (See Item 4)
PERSON WITH         ------------------------------------------------------
               (8)  SHARED DISPOSITIVE
                    POWER                    4,500 (See Item 4)
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9)   AGGREGATE AMOUNT BENEFICIALLY
     OWNED BY EACH REPORTING PERSON          870,269 (See Item 4)
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10)  CHECK IF THE AGGREGATE AMOUNT
     IN ROW (9) EXCLUDES CERTAIN
     SHARES (SEE INSTRUCTIONS)               Not Applicable
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11)  PERCENT OF CLASS REPRESENTED
     BY AMOUNT IN ROW (9)                    19.2% (See Item 4)
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12)  TYPE OF REPORTING PERSON                IN
     (SEE INSTRUCTIONS)
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ITEM 1.

     (a)  NAME OF ISSUER:
          STB SYSTEMS, INC.

     (b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
          1651 North Glenville Drive
          Richardson, Texas 75081

ITEM 2.

     (a)  NAME OF PERSON FILING:
          William E. Ogle

     (b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
          RESIDENCE:
          1651 North Glenville Drive
          Richardson, Texas 75081

     (c)  CITIZENSHIP:
          United States

     (d)  TITLE OF CLASS OF SECURITIES:
          Common Stock, par value $.01 per share

     (e)  CUSIP NO:
          784741 10 0

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

     (a)  [ ]  Broker or dealer registered under section 15 of the Act.
     (b)  [ ]  Bank as defined in section 3(a)(6) of the Act.
     (c)  [ ]  Insurance company as defined in section 3(a)(19) of the Act.
     (d) [ ] Investment company registered under section 8 of the Investment Company Act.
     (e) [ ] Investment adviser registered under section 203 of the Investment Advisers Act of 1940.
     (f) [ ] Employee benefit plan, pension fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or endowment fund; see Section 240.13d-1(b)(1)(ii)(F).
     (g)  [ ]  Parent holding company, in accordance with Section
                240.13d-1(b)(1)(ii)(G)  (Note:  See Item 7).
     (h)  [ ]  Group, in accordance with Section  240.13d-1(b)(1)(ii)(H).

ITEM 4.   OWNERSHIP:

     (a)  AMOUNT BENEFICIALLY OWNED:         870,269(1)(2)(3)

-------------------
(1) Mr. Ogle is a party to a Right of First Refusal Agreement (the "Agreement") between STB Systems, Inc. (the "Company"), Mark S. Sims, William D. Balthaser, Jr. and himself. Pursuant to the terms of the Agreement, if Mr. Ogle, Mr. Sims or Mr. Balthaser proposes to sell any shares of common stock registered in his

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     (b)  PERCENT OF CLASS:                  19.2%
                           ----------------------------------------------------

     (c)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                (i)     SOLE POWER TO VOTE OR TO DIRECT THE VOTE:
                        863,434(1)(2)

               (ii)     SHARED POWER TO VOTE OR TO DIRECT THE VOTE:
                        4,500(1)(4)

              (iii)     SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:
                        865,769(1)(3)

               (iv)     SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:
                        4,500(1)(4)

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

         Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

         Not applicable.

-------------------
name as of the date of the closing of the Company's initial public offering, which includes 833,334 of the shares listed, then the Company will have a right of first refusal to purchase such shares on terms similar to those proposed. If the Company does not exercise its right to purchase all of the shares of common stock proposed to be sold by either Mr. Sims or Mr. Balthaser, then Mr. Ogle will have a right of first refusal to purchase those shares of common stock that the Company does not wish to purchase. If the foregoing rights of first refusal are not independently or collectively fully exercised, then the shares not purchased may be sold in accordance with the proposed terms of sale. Notwithstanding the foregoing, the Right of First Refusal Agreement does not restrict the ability of Messrs. Ogle, Sims or Balthaser to sell shares of common stock in the public market pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended.

(2) Includes options to purchase 21,600 shares of common stock that are exercisable within 60 days of 12/31/96 and 5,500 shares held by Mr. Ogle pursuant to an Individual Retirement Account.

(3) Includes options to purchase 21,600 shares of common stock that are exercisable within 60 days of 12/31/96. Also includes 5,500 shares held by Mr. Ogle pursuant to an Individual Retirement Account and 2,335 shares held by him pursuant to the Company's 401(k) Savings Plan.

(4) Includes 3,000 shares of common stock owned by Mr. Ogle's spouse and 1,500 shares of common stock owned by a trust benefitting Mr. Ogle's children.

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ITEM 9.   NOTICE OF DISSOLUTION OF GROUP:

          Not applicable.

ITEM 10.  CERTIFICATION:

          Not applicable.

     SIGNATURE.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: February 13, 1997



                                         /s/  WILLIAM E. OGLE
                                         -----------------------------------
                                         William E. Ogle

















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